

April 7, 2014

<u>Via E-mail</u>
William M. Parent
President & CEO
Blue Hills Bancorp, Inc.
320 Norwood Park South
Norwood, MA 02062

> **Re: Blue Hills Bancorp, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 11, 2014**
> **File No. 333-194486**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 12, 2014**
> **File No. 333-194486**

Dear Mr. Parent:

We have reviewed your registration statement and amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement and Amendment No. 1 on Form S-1

General

1.   Please include all sections of your registration statement and prospectus supplement in subsequent amendments. <u>See</u> Securities Act Regulation 472.

2.   We note that you qualify as an emerging growth company. Revise to briefly described the various exemptions available to you, such as the exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Exchange Act.

3.   Please also revise to disclose your election under Section 107(b) of the JOBS Act.

- If you elect to opt-out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable.

- If you elect to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the Act, include risk factor disclosure explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. You should also disclose in the risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Please provide a similar statement in your critical accounting policy disclosures in your Management's Discussion and Analysis section.

Prospectus Cover Page

4.   Confirm that you have not and will not use this prospectus before the effective date of the registration statement. Otherwise revise to include a "Subject to Completion" legend as required by Item 501(b)(10) of Regulation S-K.

5.   Please revise your heading to disclose that your offering is subject to increase up to 27,772,500 shares of common stock, as your outside back cover page more prominently notes.

6.   Revise to disclose your underwriting arrangement in the event that the subscription and community offerings are not entirely successful which, according to Section 1 of Exhibit 1.2, may then either be conducted on a best efforts or a firm commitment basis. Disclose that Keefe, Bruyette & Woods will be the sole book-running manager in either instance, that they will receive a fee in addition to its fees earned in the subscription and community offerings, and that this fee will not to exceed 5.25% of the aggregate dollar amount of the common stock sold in a syndicated community offering. Finally, indicate that if you make "other arrangements for sale of unsubscribed shares" as discussed in the fourth paragraph on page 146, you will file a post-effective amendment to describe the arrangements.

7.   Include, by footnote or otherwise, a revised estimate of net proceeds and net proceeds per share in the event of a syndicated community or firm commitment underwritten offering. Make corresponding changes to your use of proceeds disclosure on page 34.

Risk Factors, page 15

Our Branch network expansion strategy…, page 18

8.   Disclose the estimated costs for opening each de novo branch.

Pro Forma Data, page 42

9.   We note the disclosure that the data set forth in this section assumes the acquisition of the Nantucket branches occurred as of December 31, 2013; however, it is not clear what effect you have given that acquisition on the historical financial information presented in this data. Please revise to set forth that effect from the effect of the offering.

Nantucket Branch Acquisition, page 53

10.   Please tell us in detail why you do not believe the acquisition of Nantucket Bank does not constitute a business. We note, for instance, that you acquired all the branches of Nantucket Bank, you are retaining its name and that you recorded goodwill and core deposit intangible assets as a result of the acquisition. Refer to ASC 805-10-55-4 through 55-9.

11.   Please revise here and elsewhere in the document, as appropriate, to disclose the total purchase price paid in the acquisition and how it was funded.

Critical Accounting Policies

Allowance for Loan Losses, page 55

12.   Please revise to provide a discussion of your reliance on extrapolated state and national information to develop the allowance for loan losses and to discuss the extent to which you do so.

General Component, page 56

13.   Please revise here and elsewhere in the document, as appropriate, to quantify the effect of the revision made to the methodology used to determine the general component of your allowance for loan losses and to provide a more detailed discussion of the further segmentation of your loan portfolio.

One to Four Family Residential Mortgage Loans, page 78

14.   Please revise to specifically disclose the criteria you use to qualify borrowers for adjustable rate loans.

Allowance for Loan Losses, page 89

15.   Please revise to provide a more detailed discussion of the specific state and national
        information used to develop the allowance for loan losses in the absence of historical
        experience for your portfolio, including how it has changed over the periods it has been
        utilized. Disclose the source of the information used and how it is extrapolated to your
        portfolio. Please be specific. Finally, please discuss when you believe you will have
        enough actual, historical information for your portfolio to rely on in developing the
        allowance for loan losses.

Investments, page 95

16.   Please revise to disclose whether the referenced collateralized debt obligations were
        actually sold.

17.   Please revise to provide a discussion of the nature your other mortgaged back securities,
        including the issuers and the characteristics of the underlying loans, and your financial
        services and other corporate bond investments.

Transactions with Certain Related Persons, page 122

18.   If applicable, please include the statements from Instruction 4(c) to Item 404(a) of
        Regulation S-K.

Consolidated Financial Statements of Hype Park

Note 5. Loans, page F-28

19.   Please revise to clarify whether the amount disclosed as a contingent liability for loans
        sold with recourse includes both loans sold with standard representations and warranties
        and loans sold subject to repurchase for fraud and or documentation issues.

Note 16. Subsequent Event, page F-59

20.   It appears Sovereign Bank, N.A. changed its name in October, 2013. Please revise
        accordingly, or advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Paul Cline, Staff Accountant, at (202) 551-3851 or John P. Nolan, Senior Assistant Chief Accountant, at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham at (202) 551-3783 or me at (202) 551-3491 with any other questions.

Sincerely,

/s/ Todd K. Schiffman

Todd K. Schiffman
Assistant Director

cc: Via E-mail
       Michael J. Brown, Esq.